UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                       Brainstorm Cell Therapeutics Inc. .
     ---------------------------------- ----------------------------------
                                (Name of Issuer)

                   Common Stock, par value $.00005 per share__
              ------- --------------------------------------------
                         (Title of Class of Securities)

                                  10501E 10 2 .
      ------------------------------------------------------ ------------
                                 (CUSIP Number)

                                  Daniel Offen
                       Felsenstein Medical Research Center
                     Rabin Medical Center, Beilinson Campus
                           Sackler Faculty of Medicine
                               Tel-Aviv University
                            Petah-Tikva 49100, Israel
                               Tel: +972-3-9376130
----------------------------------------------------------- -------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  September 5,
                                     2005 .
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                               (Page 1 of 7 pages)

---------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
----------------------------------------------------------                      --------------------------------------
CUSIP No.  10501E 10 2                                                           Page     2      of     7     Pages
           -----------                                                                ----------    ---------
----------------------------------------------------------                      --------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Daniel Offen

---------- -----------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) |_|
            (b) |_|
---------- -----------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- -----------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           N/A
---------- -----------------------------------------------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
---------- -----------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Israel
---------- -----------------------------------------------------------------------------------------------------------
              NUMBER OF                     7      SOLE VOTING POWER
                SHARES
             BENEFICIALLY                          2,688,177
            OWNED BY EACH
              REPORTING
            PERSON WITH
--------------------------------------- ---------- -------------------------------------------------------------------
                                            8      SHARED VOTING POWER

                                                   0
--------------------------------------- ---------- -------------------------------------------------------------------
                                            9      SOLE DISPOSITIVE POWER

                                                   2,688,177
--------------------------------------- ---------- -------------------------------------------------------------------
                                           10      SHARED DISPOSITIVE POWER

                                                   0
--------------------------------------- ---------- -------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,688,177
---------- -----------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
---------- -----------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.9%
---------- -----------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
---------- -----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT*

CUSIP No. 10501E 10 2                                         Page 3 of 7 Pages

Item 1.  Security and Issuer

Brainstorm Cell Therapeutics Inc.
Common Stock ($.00005 Par Value)

Brainstorm Cell Therapeutics Inc.
1350 Avenue of the Americas
New York, NY 10019

Item 2.  Identity and Background

(a)   The name of the reporting person is Dr. Daniel Offen.

(b) The business address for the reporting person is Felsenstein Medical Research Center, Rabin Medical Center, Beilinson Campus, Sackler Faculty of Medicine, Tel-Aviv University, Petah-Tikva 49100, Israel.

(c) Dr. Offen has been head of the Neuroscience Laboratory at Tel Aviv University, School of Medicine since 1993. He also consults to the Issuer and serves in such consulting role as the Chief Scientist.

(d)   No.

(e)   No.

(f)   Dr. Offen is an Israeli citizen.

CUSIP No. 10501E 10 2                                         Page 4 of 7 Pages

Item 3.  Source and Amount of Funds or Other Consideration

      The securities reported herein are two different warrants - one to purchase 1,590,962 shares of common stock of the Issuer at an exercise price of $0.01 per share (the "Ramot Warrants") and one to purchase 1,097,215 shares of common stock of the Issuer at an exercise price of $0.01 per share (the "Consultant Warrants", and together with the Ramot Warrants, the "Warrants").

      The Warrants were issued to Dr. Offen effective November 4, 2004, will become exercisable in full on November 4, 2005 and will remain exercisable until November 4, 2010. The Ramot Warrants were issued to Dr. Offen in connection with the Research and License Agreement entered into between the Issuer and Ramot at Tel Aviv University ("Ramot") on July 8, 2004 (the "License Agreement"). Pursuant to Section 7.2 of the License Agreement, the Issuer agreed to issue to Ramot and its designees, warrants to purchase 29% of the Issuer's issued and outstanding shares of capital stock on a fully diluted and as converted basis as of the date on which it completed an investment of an aggregate of $750,000. This investment was completed effective November 4, 2004 and, as a result, warrants to purchase a total of 10,606,415 shares of the Issuer's common stock (29% of the Issuer's issued and outstanding shares of capital stock as of such date on a fully diluted and as converted basis) were to be issued in accordance with the License Agreement to Ramot and its designees. Pursuant to the License Agreement, Ramot instructed the Issuer to issue warrants to purchase 4,242,566 shares of the Issuer's common stock to certain designees and to issue the remaining warrants to purchase 6,363,849 shares of common stock to Ramot. Of the warrants to purchase 4,242,566 shares that were designated for Ramot's designees, Dr. Offen was issued warrants to purchase 1,590,962 shares of common stock.

      Simultaneously with the execution of the License Agreement, the Issuer entered into an individual consulting agreement (the "Consulting Agreement") with Dr. Offen pursuant to which, all intellectual property developed by Dr. Offen in the performance of his services thereunder will be owned by Ramot and licensed to the Issuer under the License Agreement. Pursuant to Section 3(b) of the Consulting Agreement, the Issuer agreed to issue Dr. Offen, as partial consideration for his consulting services, the Consultant Warrants to purchase 1,097,215 shares of the Issuer's common stock (reflecting 3% of the Issuer's issued and outstanding shares of capital stock on a fully diluted and as converted basis on the same date as the issuance of the Ramot Warrants (November 4, 2004) and on the same terms as the warrants issued to Ramot Warrants).

CUSIP No. 10501E 10 2                                         Page 5 of 7 Pages

Item 4. Purpose the Transaction.

      (a)   Not Applicable.

      (b)   Not Applicable

      (c)   Not Applicable.

      (d)   Not Applicable.

      (e)   Not Applicable.

      (f)   Not Applicable.

      (g)   Not Applicable.

      (h)   Not Applicable.

      (i)   Not Applicable.

      (j)   Not Applicable.

Item 5. Interest in Securities of the Issuer.

      (a) As of the date of this filing, the Reporting Person is the beneficial owner of an aggregate of 2,688,177 shares of Common Stock representing 10.9% of the total class outstanding.

      (b) The Reporting Person has sole voting and dispositive power with respect to the 2,688,177 shares of the Common Stock owned by him.

      (c) Not applicable.

      (d) Not applicable.

      (e) Not applicable.

CUSIP No. 10501E 10 2                                         Page 6 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      On March 21, 2005, the reporting person entered into a lock up agreement with the Issuer with respect to the Warrants. Under the lock-up agreements, the reporting person may not transfer his securities to anyone other than permitted transferees without the prior consent of the Issuer's Board of Directors, for the period of time as follows: (i) eighty-five percent (85%) of the securities shall be restricted from transfer for the twenty-four month period following July 8, 2004 and (ii) fifteen percent (15%) of the securities were restricted from transfer for the twelve month period following July 8, 2004.

      In accordance with the License Agreement and the Warrants, the Issuer has agreed to use reasonable best efforts to register the shares underlying the Warrants (whether by demand, piggy back registration or otherwise) by no later than twenty-one (21) months from July 8, 2004 (the execution date of the License Agreement) and agreed to maintain the effectiveness of a registration statement covering such shares until the earlier of (i) the time at which all of the shares underlying the warrant then held by the holder could be sold in any 90 day period pursuant to Rule 144 under the Securities Act or (ii) the expiration date of the warrant. These registration rights will be set forth fully in a separate registration rights agreement to be entered into between the holder and the Issuer which agreement shall include customary provisions regarding, inter alia, indemnification by the Issuer of the holder.

Item 7. Material to be filed as Exhibits.

EXHIBIT     DESCRIPTION

      1 Form of Warrant to purchase common stock dated as of November 4, 2004 issued pursuant to research and license agreement with Ramot at Tel-Aviv University Ltd. (incorporated by reference to Exhibit 4.07 of Amendment No. 1 to Issuer's Current Report on Form 8-K/A filed February 14, 2005).

      2 Form of Warrant to purchase common stock dated as of November 4, 2004 issued pursuant to consulting agreement with Dr. Daniel Offen (incorporated by reference to Exhibit 4.08 of Amendment No. 1 to Issuer's Current Report on Form 8-K/A filed February 14, 2005).

      3 Research and License Agreement, dated as of July 8, 2004, between Ramot at Tel-Aviv University Ltd. and the Issuer (incorporated by reference to Exhibit to Current Report on Form 8-K dated July 8,
            2004).

      4 Consulting Agreement, dated as of July 8, 2004, between Dr. Daniel Offen and the Issuer (incorporated by reference to Exhibit to Current Report on Form 8-K dated July 8, 2004).

      5 Lock-up Agreement, dated as of March 21, 2005, between certain security holders and the Issuer (incorporated by reference to Current Report on Form 8-K dated March 21, 2005).

CUSIP No. 10501E 10 2                                         Page 7 of 7 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 15, 2005                By:  /s/ Daniel Offen
Tel Aviv, Israel                               ----------------------
                                               Dr. Daniel Offen

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).